Exhibit 99.1

Notice Regarding FRONTEO’s Absorption-Type Merger and Debt Waiver of FRONTEO Communications, Inc.

TOKYO, March 23, 2018 — FRONTEO, Inc. (Nasdaq: FTEO) (TSE: 2158) (“FRONTEO” or “the Company”), a leading provider of international litigation support and artificial intelligence (“AI”) based big data analysis services, today announced that pursuant to its Board of Directors Meeting on March 23, 2018, a resolution was approved to merge FRONTEO Communications, Inc. (“FCC”) into the Company and waive the debt of FCC as described hereunder. Since this merger is a simplified merger of a wholly-owned consolidated subsidiary, certain disclosure items and details have been omitted.

Particulars

1.                  Purpose of the Merger

Since its establishment, FCC provided various services utilizing FRONTEO’s own-developed AI, “KIBIT”, to FCC’s customers in BtoC and BtoBtoC business areas.  The Board of Directors approved an absorption-type merger between the Company and FCC with the Company as the surviving entity in order to accelerate the Company’s extension of its AI business and to optimize management between FCC’s digital communication business field with FRONTEO’s AI business in the BtoB field.

2.                  Outline of the Merger

(1)    Schedule

Resolution of the Board of Directors:	March 23, 2018
Signing of the merger agreement:	March 23, 2018
Scheduled date of the merger (effective date):	May 8, 2018

*           Since this merger is a simplified merger (kan-i-gappei) for the Company under Article 796, Paragraph 2 of the Companies Act, and a short form merger (ryakushiki gappei) under Article 784, Paragraph 1 of the Companies Act for FCC, a general meeting of shareholders for approval of the merger agreement will not be held at either company.

(2)   Method of the merger

An absorption-type merger, with the Company as the surviving entity and FCC being dissolved.

Although FCC is in a state of insolvency, the merger will be effective after the Company waives the debt of FCC and FCC recovers from insolvency.

Type and amount of the debt:	Accounts receivable	JPY 192 million
	Advances paid	JPY 28 million
Scheduled date of the waiver:	May 2, 2018

(3)   Details of allotment related to the merger

Since FCC is a wholly-owned subsidiary of the Company at the time of the merger, there will be no issuance of new Company shares, capital increase, or cash payment at the Company as a result of the merger.

(4)   Handling of share subscription rights and bonds with share subscription rights of the dissolving company

FCC has not issued share subscription rights or bonds with share subscription rights.

3.                  Outline of Companies Involved in the Merger (amounts based on Japanese GAAP, as of December 31, 2017, except as otherwise noted)

	Surviving company		Dissolving company
(1) Company name	FRONTEO, Inc.		FRONTEO Communications, Inc.
(2) Location of Head Office	2-12-23 Kounan, Minato-ku, Tokyo		2-12-23 Kounan, Minato-ku, Tokyo
(3) Name of Representative	Masahiro Morimoto		Takumi Saito
(4) Line of business	E-discovery, legal/compliance professional services/AI business		Digital marketing business
(5) Capital	JPY 2,505,391,000		JPY 10,000,000
(6) Established	August 8, 2003		September 1, 2015
(7) Number of shares issued	38,024,862 shares		2,000 shares
(8) Fiscal year end	March 31		March 31
(9) Major shareholders and ownership ratio (as of September 30, 2017)	Masahiro Morimoto	18.20%	FRONTEO, Inc.	100%
	Focus Systems Co., Ltd.	7.85%
	Naritomo Ikeue	7.15%
	Japan Trustee Services Bank, Ltd. (Trust Account)	1.54%
	The Dai-ichi Life Insurance Company, Limited	1.43%
	MSIP CLIENT SECURITIES	1.31%
	Junichi Hayashi	1.19%
	Tadahiro Kanbayashi	1.13%
	Matsui Securities Co., Ltd.	0.67%
	Japan Securities Finance Co., Ltd.	0.54%
(10) Financial position and business results for the most recent fiscal year (as of March 31, 2017)
1) Net assets	JPY 6,548,327 thousand		JPY (89,860 thousand)
2) Total assets	JPY 15,888,059 thousand		JPY 142,131 thousand
3) Net sales	JPY 4,415,836 thousand		JPY 30,880 thousand
4) Operating income or loss	JPY 97,569 thousand		JPY (71,355 thousand)
5) Ordinary income or loss	JPY 52,151 thousand		JPY (71,294 thousand)
6) Net income or loss	JPY 2,929 thousand		JPY (71,474 thousand)
7) Net assets per share	JPY 167.18		JPY (44,930.41)
8) Net income or loss per share	JPY 0.08 yen		JPY (35,737.34)

4.                  Status after the Merger

After the merger, there will be no change in the name, location of head office, name and title of representative, line of business, capital or fiscal year-end of the Company.

5.                  Future Outlook

Since this is an absorption-type merger with Company’s wholly-owned subsidiary, the impact of the merger on consolidated business results will be minor.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “forecasts,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the statements relating to the pending merger in this announcement are forward-looking statements. FRONTEO may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about FRONTEO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: FRONTEO’s goals and strategies; FRONTEO’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, FRONTEO’s services; FRONTEO’s expectations regarding keeping and strengthening its relationships with customers; FRONTEO’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where FRONTEO provides solutions and services. Further information regarding these and other risks is included in FRONTEO’s reports filed with, or furnished to the Securities and Exchange Commission. FRONTEO does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this announcement is as of the date hereof, and FRONTEO undertakes no duty to update such information, except as required under applicable law.

This English translation is for reference purposes only and the original Japanese version will prevail as the official authoritative version.

CONTACT:	Chief Executive Officer and Chairman of the Board
Masahiro Morimoto

Address any inquiries to:

Chief Administrative Officer

Tomohiro Uesugi

Tel: +1 646 308 1561